

07007987


SEC MAIL PROCESSING
RECEIVED
SEP 04 2007
WASH. D.C.
182
SECTION

BB 9/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25324

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJJ PASADENA SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 South Lake Avenue Suite 802
(No. and Street)

Pasadena (City) CA (State) 91101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENSON & COMPANY, CPA's INC.
(Name – *if individual, state last, first, middle name*)

2045 Huntington Drive Suite B (Address) South Pasadena (City) CA (State) 91030 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, NuSHEEN Javadizadeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJJ Pasadena Securities, Inc., as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



WILLIAM J. ZEUTZIUS JR
Commission # 1455930
Notary Public - California
Los Angeles County
My Comm. Expires Dec 13, 2007

Signature

~~President~~ Compliance Officer
Title

Notary Public
WILLIAM J. ZEUTZIUS, JR

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Henson & Company, CPA's, Inc.
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411
Stephen Henson, CPA Elizabeth Henson, CPA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders
RJJ Pasadena Securities, Inc.

We have audited the accompanying balance sheet of RJJ Pasadena Securities, Inc. at June 30, 2007 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJJ Pasadena Securities, Inc. as of June 30, 2007 and the results of its operations, changes in stockholders' equity and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



South Pasadena, California
July 12, 2007

RJJ PASADENA SECURITIES, INC.

BALANCE SHEET

June 30, 2007

ASSETS

Current assets:	
Cash	$ 325,382
Receivables from brokers and dealers	34,954
Total current assets	360,336
Deposit	1,487
Total assets	$ 361,823

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued salaries and expenses	$ 257,962
Accounts Payable	20,126
Total Current Liabilities	278,088
Commitments	
Stockholders' Equity:	
Common Stock, no par value: stated value $10, authorized 10,000 shares, issued and outstanding 10,000 shares	100,000
Accumulated deficit	(16,265)
Total stockholders' equity	83,735
Total liabilities and stockholders' equity	$ 361,823

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF OPERATIONS

June 30, 2007

Revenues:		
Commissions		$ 695,726
Interest		14,046
		709,772
Expenses:		
Employee compensation and benefits	$ 543,298	
Office expenses	55,210	
Rent	43,507	
Payroll taxes	26,888	
Auto and travel expenses	11,734	
Other operating expenses	33,325	713,962
Loss before income taxes		(4,190)
Provision for income taxes		0
Net loss		$ (4,190)

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year ended June 30, 2007

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balance at beginning of year	10,000	$ 100,000	$ (12,075)	$ 87,925
Net loss	-	-	(4,190)	(4,190)
Balance at end of year	10,000	$ 100,000	$ (16,265)	$ 83,735

See accompanying notes

RJJ PASADENA SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year ended June 30, 2007

Cash flow from operating activities:	
Net loss	$ (4,190)
Non cash items included in net income:	
Decrease in receivables from brokers and dealers	21,756
Increase in accrued salaries and expense	89,835
Decrease in accounts payable	(6,091)
Total cash provided by operations	101,310
Net increase in cash	101,310
Beginning cash balance	224,072
Ending cash balance	$ 325,382

See accompanying notes

RJJ PASADENA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2007

1. SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying statements follows:

Basis of Presentation

The Company is a securities broker-dealer which executes and clears its stock and bond transactions through a major brokerage correspondent on a fully disclosed basis and forwards to the correspondent all of the funds and securities of customers received in connection therewith. Stock certificates are not processed by the Company, and accordingly, no recording of the positions is maintained by the Company. Security transactions are recorded on a trade date basis settling on the last business day of each month.

2. COMMITMENTS AND CONTINGENCIES

Clearing Broker-dealer

The Company is contingently liable to its clearing broker-dealer for any losses or claims resulting from transactions of its fully disclosed customers.

Lease Commitments

The Company occupies its office facilities under a month to month arrangement.

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

June 30, 2007

3. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1) which requires that the minimum net capital, as defined, shall be the greater of $50,000 or one-fifteenth of aggregate indebtedness, as defined. At June 30, 2007, the Company had net capital of $82,248 which exceeded its requirement by $32,248.

A computation of reserve requirements and information relating to possession and control are not applicable to RJJ Pasadena Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3(k) (2) (B).

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1

June 30, 2007

CREDITS	
Shareholders' equity	$ 83,735
DEBITS	
Non allowable assets	
Deposits	1,487
TOTAL DEBITS	1,487
NET CAPITAL	$ 82,248
6-2/3% of aggregate indebtedness in the amount of $278,088 ($18,548) or $50,000, whichever is greater	50,000
EXCESS NET CAPITAL	$ 32,248
AGGREGATE INDEBTEDNESS	
Current Liabilities	$ 278,088
TOTAL AGGREGATE INDEBTEDNESS	$ 278,088
Ratio of Aggregate Indebtedness to Net Capital	3.38:1

See accompanying accountants' report

RJJ PASADENA SECURITIES, INC.

RECONCILIATION OF NET CAPITAL

June 30, 2007

Net capital per FOCUS report, Part IIA	$ 82,248
Adjustments per audit	-
Net Capital per report	$ 82,248

See accompanying accountants' report

INDEPENDENT PUBLIC ACCOUNTANTS'

SUPPLEMENTARY REPORT

ON

INTERNAL ACCOUNTING CONTROL

Henson & Company, CPA's
2045 Huntington Drive, Suite B
South Pasadena, CA 91030
(626) 403-4410 Fax (626) 403-4411
Stephen Henson, CPA Elizabeth Henson, CPA

Board of Directors
RJJ Pasadena Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of RJJ Pasadena Securities, Inc. for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Cameron, Murphy & Spangler, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Cameron, Murphy & Spangler, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of federal reserve regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether
those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide

management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Henson & Co, CPA's, Inc
South Pasadena, California
July 18, 2007

END